Exhibit 99.1

Maris-Tech Completes Development of Uranus-Drones Technology and Prepares for Large-Scale Delivery

Advanced market-ready solution now available with first order for hundreds of units to be delivered by year-end

Rehovot, Israel, Dec. 18, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced the successful completion of the development for its Uranus-Drones, now available as a market-ready solution for advanced unmanned aircraft systems. The first customer, a market leader in drone design and manufacture, has already placed an order for hundreds of units, which are set for delivery by the end of 2024.

The Uranus-Drones video payload, which is based on Maris-Tech’s proprietary Uranus technology, is designed to support High-Definition Multimedia Interface (HDMI) connectivity and edge processing. This allows for tracking, detection, and real-time data collection without the need for additional accessories – enabling a direct connection to the camera and full control over its capabilities. As a versatile solution, Uranus-Drones is ideal for a wide range of unmanned systems, addressing the growing demand across the defense, homeland security, commercial and aerospace markets.

“The completion of the Uranus-Drones video payload marks a major milestone for Maris-Tech as we introduce this innovative product to the market,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We are proud to deliver the first order and have reached interest from additional customers who recognize the value of this advanced solution.”

Uranus-Drones video payload offers powerful processing capabilities with minimal energy consumption, a combination that ensures drones can undertake extended missions. It supports 4K Ultra HD video for precision intelligence and data gathering. Its lightweight and compact design is optimized for the defense sector by improving drone maneuverability and deployment versatility.

Uranus-Drones acts as the central hub for transferring data between the flight controller, camera, and gimbal, positioning it as the ‘brain’ of the drone. With the integration of Maris-Tech’s Uranus-Drones video payloads, drones will gain unparalleled video streaming, tracking, and intelligence-gathering capabilities.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the timeline for the delivery of the first order of the Uranus-Drones to our customer, the technological abilities and expected advantages and benefits to our customers of the Uranus-Drones and interest in the Uranus-Drones from additional customers. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, Chief Financial Officer

Tel: +972-72-2424022

Nir@maris-tech.com